Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company")
2300, 530 - 8th Avenue S.W.
Calgary, AB  T2P 3S8

2.	Date of Material Change:

January 21, 2013

3.	Document:

Press release issued on January 22, 2013 by, or on behalf of, Bellatrix and disseminated through Canada Newswire.

4.	Summary of Material Change:

Bellatrix has entered into a joint venture agreement with a Seoul Korea based company (the "JV Partner"), to accelerate development of Bellatrix's extensive undeveloped Cardium land holdings in west-central Alberta.

5.	Full Description of Material Change:

Bellatrix has entered into a joint venture agreement with the JV Partner to accelerate development of  Bellatrix's extensive undeveloped Cardium land holdings in west-central Alberta. Under the terms of the agreement, the JV Partner will contribute 50%, or CDN$150 million, to a $300 million joint venture (the "Joint Venture") to participate in an expected 83 Cardium well program. Under the agreement, the JV Partner will earn 33% of Bellatrix's working interest in the Cardium well program until payout (being recovery of the JV Partner's capital investment plus an 8% return on investment) on the total program, which is expected to occur prior to a maximum of 7 years, reverting to a 20% working interest after payout. The effective date of the agreement is April 1, 2013 but with the ability of the JV Partner to elect to invest in the wells drilled between January 1 and April 30, 2013. Certain conditions precedent are expected to be satisfied or waived by April 22, 2013 which is expected to enable closing to occur on or before April 30, 2013.  Bellatrix will be required to provide a guarantee to a maximum of $30 million if the JV Partner receives less than a full return on their capital investment within 7 years.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact
Edward J. Brown
Vice President, Finance and Chief Financial Officer
Telephone:  (403) 750-2655
Fax:  (403) 264-8163

9.	Date of Report:

January 23, 2013

Forward looking statements: Certain information set forth in this document, including, the anticipated expected satisfaction of conditions to the Joint Venture, timing of closing of the Joint Venture and anticipated timing of payout under the Joint Venture, may be considered forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks related to satisfaction of conditions precedent to the Joint Venture and related to closing thereof, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.